Exhibit 99.4

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of the Company

Osisko Development Corp. (the "Company")

1100 Avenue des Canadiens-des-Montréal, Suite 300

Montréal, Québec H3B 2S2

Item 2	Date of Material Change

August 15, 2025

Item 3	News Release

A news release with respect to the material change referred to in this report was issued by the Company through GlobeNewswire on August 15, 2025 and filed on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile on August 15, 2025.

Item 4	Summary of Material Change

On August 15, 2025, the Company completed a private placement of 99,065,330 units of the Company (each, a "Unit") at a price of US$2.05 per Unit (the "Issue Price") for aggregate gross proceeds of approximately US$203 million (the "Offering").

The Offering was comprised of (i) a "bought deal" brokered private placement of 58,560,000 Units at the Issue Price for aggregate gross proceeds of approximately US$120 million (the "Brokered Offering"), and (ii) a non-brokered private placement of 40,505,330 Units at the Issue Price for aggregate gross proceeds of approximately US$83 million (the "Non-Brokered Offering").

Item 5	Full Description of Material Change

On August 15, 2025, the Company completed a private placement of 99,065,330 Units at the Issue Price for aggregate gross proceeds of approximately US$203 million.

The Offering was comprised of (i) the Brokered Offering pursuant to which the Company issued 58,560,000 Units at the Issue Price for aggregate gross proceeds of approximately US$120 million, and (ii) the Non-Brokered Offering pursuant to which the Company issued 40,505,330 Units at the Issue Price for aggregate gross proceeds of approximately US$83 million. The Non-Brokered Offering included an approximate US$75 million subscription by Double Zero Capital LP ("Double Zero"), a Delaware investment firm. See "Investment by Double Zero" for more information.

The Brokered Offering was led by BMO Capital Markets and RBC Capital Markets, as joint lead managers and joint bookrunners, and Cantor Fitzgerald Canada Corporation, as co-lead underwriter, on behalf of a syndicate of underwriters including National Bank Financial Inc. and Ventum Financial Corp. (collectively, the "Underwriters").

Each Unit was comprised of one Common Share and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a "Warrant"). Each whole Warrant entitles the holder thereof to purchase one Common Share (each, a "Warrant Share"), at a price of US$2.56 per Warrant Share on or prior to August 15, 2027 (being, 24 months from the date of issuance), subject to acceleration. At any time following the 15-month anniversary of the closing date, if the closing price of the Common Shares on either the TSX Venture Exchange (the "TSXV") or the New York Stock Exchange exceeds the exercise price for 20 or more consecutive trading days, the Company may, within 10 days following such occurrence, deliver a notice to the holders thereof accelerating the expiry date of the Warrants to a date that is 30 days after the date of such notice.

The Company intends to use the net proceeds of the Offering to fund the broadly distributed equity portion of the capital required to construct the Cariboo Gold Project and for general corporate purposes. The Company believes that the net proceeds of the Offering, together with the net proceeds of the US$450 million project loan credit facility with Appian Capital Advisory Limited announced on July 21, 2025, plus indications of interest from commodity traders seeking high-quality concentrate off-take, and other potential financing arrangements, will provide sufficient funding to construct the Cariboo Gold Project.

In connection with the Offering, the Underwriters were paid a cash commission equal to 4.5% of the aggregate gross proceeds of the Brokered Offering. In addition, in connection with the subscription by Double Zero, the Company paid Double Zero an investment fee equal to 4.0% of the gross proceeds from the subscription, which investment fee was settled in Common Shares.

All securities issued under the Offering (including the Common Shares issued to Double Zero in satisfaction of the investment fee payable to Double Zero) are subject to a statutory hold period expiring on December 16, 2025, pursuant to applicable Canadian securities laws. The Offering and investment fee remain subject to final acceptance of the TSXV.

Insider Participation

In connection with the Offering, the following directors and officers of the Company subscribed, directly or indirectly, for an aggregate of 628,000 Units for aggregate gross proceeds of US$1,287,400.

		Number of	Subscription
Name	Position	Units	Amount
Sean Roosen	CEO & Director	488,000 Units	US$1,000,400
Alexander Dann	CFO & VP, Finance	15,000 Units	US$30,750
Susan Craig	Director	15,000 Units	US$30,750
Stephen Quin	Director	15,000 units	US$30,750
David Danziger	Director	10,250 Units	US$21,012.50
Charles Page	Director	50,000 Units	US$102,500
Michele McCarthy	Director	9,750 Units	US$19,987.50
Laurence Farmer	General Counsel & VP, Strategic Development	5,000 Units	US$10,250
David Rouleau	VP, Project Development	15,000 Units	US$30,750
Philip Rabenok	VP, Investor Relations	5,000 Units	US$10,250
	Total:	628,000 Units	US$1,287,400

Each subscription by a director or officer of the Company is considered to be a "related party transaction" for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company did not file a material change report more than 21 days before the expected closing date of the Offering as the details of the Offering and the participation therein by each "related party" of the Company were not settled until shortly prior to the closing of the Offering, and the Company wished to close the Offering on an expedited basis for sound business reasons. The Company relied on exemptions from the formal valuation and minority shareholder approval requirements available under MI 61-101. Specifically, the Company was exempt from the formal valuation requirement in section 5.4 of MI 61-101 in reliance on section 5.5(a) of MI 61-101 as the fair market value of the transaction, insofar as it involved interested parties, was not more than 25% of the Company's market capitalization. Additionally, the Company was exempt from minority shareholder approval requirement in section 5.6 of MI 61-101 in reliance on section 5.7(1)(a) of MI 61-101 as the fair market value of the transaction, insofar as it involved interested parties, was not more than 25% of the Company's market capitalization.

Investment by Double Zero

In connection with its subscription in the Non-Brokered Offering, Double Zero acquired ownership and control, directly and indirectly, of 36,600,000 Common Shares and 18,300,000 Warrants. Prior to the Offering, Double Zero did not hold any securities of the Company. After giving effect to the Offering and the investment fee payment (as settled through the issuance of 1,464,000 Common Shares), Double Zero holds an aggregate of 38,064,000 Common Shares and 18,300,000 Warrants, representing approximately 16.0% of the issued and outstanding Common Shares on a non-diluted basis (approximately 21.9% on a partially-diluted basis, assuming full exercise of the Warrants held by Double Zero). The Warrants issued to Double Zero are subject to a customary blocker provision, such that Double Zero may not exercise any Warrants that would result in it holding (directly or indirectly) over 19.9% of the issued and outstanding Common Shares (after giving effect to such exercise), unless requisite shareholder, stock exchange and regulatory approvals have been obtained.

Double Zero and the Company entered into an investor rights agreement effective as of August 15, 2025 (the "Investor Rights Agreement") pursuant to which, among other things, the Company agreed to provide Double Zero with rights to nominate one director to the board of directors of the Company, customary pre-emptive rights and top-up rights in respect of certain acquisitions. In addition, pursuant to the terms of the Investor Rights Agreement, Double Zero has agreed to provide certain voting support to the Company. A copy of the Investor Rights Agreement has been filed on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States or to "U.S. Persons" (as such terms are defined in Regulation S under the U.S. Securities Act) absent registration under the U.S. Securities Act and all applicable U.S. state securities laws or in compliance with applicable exemptions therefrom.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Sean Roosen

Chair and Chief Executive Officer

Osisko Development Corp.

Telephone: (514) 940-0685

Item 9	Date of Report

August 25, 2025

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This material change report contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward- looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements in this material change report may include, without limitation, statements pertaining to the use of the net proceeds from the Offering, the availability and use of proceeds of the credit facility (including the ability and timing to satisfy conditions precedents to subsequent draws under the credit facility (if at all)), the other financing arrangements that the Company is negotiating (including, the indications of interest, the type of financing arrangements, the size and quantum of such financing arrangements and the ability and timing to reach a definitive agreement in respect of these indications of interests (if at all)), the expectations regarding the Company's capital requirements to advance the Cariboo Gold Project to production, the ability of the Company to raise or arrangement for the remaining funding required to complete the construction of the Cariboo Gold Project, the timing and ability of the Company to make a final investment decision in respect of the Cariboo Gold Project, the ability to obtain the final acceptance of the TSXV and/or the New York Stock Exchange, and the Company's strategy and objectives relating to the Cariboo Gold Project as well as its other projects. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Actual results could differ materially due to a number of factors, including, without limitation, satisfying the requirements of the TSXV and the New York Stock Exchange (if at all), the availability of the credit facility (including compliance with covenants under the credit facility or satisfaction of conditions to any subsequent draws or advances under the credit facility), the accuracy of estimated costs and risks of cost overruns and additional capital requirements in connection with advancing the Cariboo Gold Project to production, risks related to exploration, development and operation of the Cariboo Gold Project, the ability of the Company to reach a definitive agreement or obtain any funding from other financing arrangements (including, the terms and structure and timing thereof (if at all)), general economic and market conditions and business conditions in the mining industry, fluctuations in commodity and currency exchange rates, changes in regulatory framework and applicable laws, as well as those risks and factors as disclosed in the Company's most recent annual information form, financial statement and management's discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca).

Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this material change report are as of the date of this material change report and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.